Exhibit 3.1

MGIC Investment Corporation
Amendments to Bylaws
Adopted January 28, 2014

Section 3.01(b) of the Amended and Restated Bylaws is amended and restated in its entirety to read as follows

(b) The number of directors of the corporation shall be not less than 7 nor more than 17, as determined from time to time by the Board of Directors, except that the number of directors shall automatically be reduced at the Reduction Time by the number of directors leaving the Board through a Retirement Event. A Retirement Event is each of (i) a director’s not being nominated for re-election due to age-related requirements in the Board’s policies, or a director’s declining to be nominated for re-election to the Board, if in either case no successor is nominated by the Board to stand for election at the meeting at which the term of such director ends, and (ii) a director’s resigning from the Board if at the effective time of such resignation no successor is being appointed by the Board to succeed such director. The Reduction Time is, in the case of a Retirement Event described in clause (i), the beginning of the meeting of shareholders at which such director is not being nominated for re-election, and in the case of clause (ii), the effective time of such resignation.